UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

 (Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2024

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F    ☒  Form 40-F

Explanatory Note

Avino Silver & Gold Mines Ltd. (the “Company”) is furnishing this Amendment No. 1 on Form 6-K/A (the “Form 6-K/A”) to amend the Report on Form 6-K filed with the Securities and Exchange Commission on November 13, 2024 (the “Original Filing”).  This Form 6-K/A is being furnished solely for the purposes of  providing its financial information for the three and nine months ended September 30, 2024 using Inline XBRL in accordance with Section 405 of Regulation S-T and to incorporate such financial information into the Company’s registration statement referenced below. Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing, or reflect any events that have occurred after the Original Filing was originally filed.

Exhibits 99.1 and 99.2 attached hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-10 (Registration Statement File number 333-270315) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed.

Exhibits

The following exhibits are filed as part of this Form 6-K.

Exhibit No.	Document
99.1	Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2024 and 2023 (Unaudited)
99.2	Management’s Discussion & Analysis
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AVINO SILVER & GOLD MINES LTD.

Date: November 14, 2024	By:	/s/ Jennifer Trevitt
Jennifer Trevitt
Corporate Secretary

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